Filed Pursuant To Rule 433

Registration No. 333-180974

April 30, 2013

Is it worth it: Buying gold

by Clint Williams,

Dimespring Contributor

April 29, 2013

The price of gold in recent weeks has been more volatile than Charlie Sheen — including a dizzying drop April 15 when gold tumbled 9 percent to $1,361 an ounce. The price has since shot up about 10 percent.

The issue

Gold, the currency of crisis, is still down sharply from a record high of $1,920.30 in September 2011. Is now the time to get in?

Many of the factors responsible for the rise in the price of gold remain in place.

READ: 10 warning signs you’re getting bad investment advice

“Gold prices and U.S. debt have been 98 percent correlated over the past 15 years. So, the rise in the value of gold has nearly matched the rate at which America has accrued debt since 2002,” says Scott Carter, CEO of Lear Capital.

Gold — coins, bars, the stuff you stuff in safes — remains a hedge against inflation, a sagging dollar which decreases your purchasing power and political uncertainty, gold advocates say.

On the other side of the gold coin, Jeffrey Born, Professor of Finance at D’Amore-McKim School of Business at Northeastern University, says gold “is a sucker’s bet.”

Born argues that gold has “no dividends, it costs money to store and there is the risk of being stolen, even if you bury it in your backyard or basement.”

Born also scoffs at doomsday preppers who buy gold as insurance against economic collapse.

“Have you tried to clip the edge off of a gold coin to make change lately,” he asks. “Is your grocery store going to accept a Krugerrand? If you really want to prepare for doomsday, buy canned tuna.”

The breakdown

Beyond the question of buying gold is the question: What form? There is physical gold and paper gold in the form of an exchange traded fund (ETF) with the ticker symbol GLD.

“Each share of GLD is backed by physical gold, housed by our custodian, HSBC, in a London vault,” said David Mazza, vice president and head of ETF Investment Strategy for the Americas at State Street Corporation.

The advantage of GLD over coins and bars is the ease of buying and selling. You can buy and, perhaps more importantly, sell GLD with a few mouse clicks, just as you would with any ETF.

READ: What’s a decent return for non-professional investors?

“Many investors hold some of the paper form of gold and some of the physical gold in order to cover the appropriate portfolio opportunities and economic risks,” said Michael Haynes of the APMEX Bullion Center on eBay, which saw record volume in recent weeks.

The verdict

Gold prices are expected to end 2013 at $1,450-$1,550 per ounce, according to a Reuters poll of banking analysts and consultants. But some analysts surveyed by Reuters had a longer-term bullish outlook, expecting pent-up inflation from the wall of money created by expansive monetary policy to emerge.

Gold has a role in an investment portfolio once you have a foundation of index mutual stock funds and bonds. It should be no more than 10 percent of your total portfolio, most experts say.

And it’s on sale.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.